GUZOV OFSINK, LLC
Attorneys at Law
600 Madison Avenue, 14th Floor,
New York, NY 10022
Telephone: (212) 371 8008        Facsimile: (212) 688 7273
www.golawintl.com

July 12, 2007

BY FACSIMILE AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission  Fax: (202) 772 9217
100 F Street, NE
Washington, DC 20549-4561

Attention:	Mr. Jeffrey P. Riedler/ Ms. Jennifer Riegel
Division of Corporate Finance

Re:	West Coast Car Company
Form S-1 filed June 29, 2007
File No. 333-144235

Dear Mr. Riedler and Ms. Riegel:

Reference is made to your letter of July 11, 2007.

Our response to your only comment in the letter, which is reproduced below, is as follows:

1. We note the filing does not include the signature of your controller or principal accounting officer. Please include his signature in an amended Form S-1. If Yizhao Zhang, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

Answer: Mr. Yizhao Zhang is also the controller and principal accounting officer of the Company and his title has been revised accordingly in the amended signature page of Amendment No. 1 to Form S-1, which has been filed today. A copy of the revised signature page is attached hereto for your ease of reference.

In accordance with your request, on behalf of the Company we represent as follows:

• the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in providing staff comments on the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

• the Company acknowledges that, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We would appreciate it if you could kindly let us know that the amendment is in order and satisfactory so that we may request an acceleration of the effective date of the registration statement. Thank you.

Very truly yours,

GUZOV OFSINK LLC

/s/ Darren Ofsink
Darren Ofsink

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weifang, State of Changle on June 29, 2007.

WEST COAST CAR COMPANY

By:	/s/ Qingtai Liu
Qingtai Liu
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Qingtai Liu	President and Chief Executive	June 29, 2007
Qingtai Liu	Officer and director

/s/ Yizhao Zhang	Chief Financial Officer,	June 29, 2007
Yizhao Zhang	Controller and Principal
Accounting Officer

/s/ Yongqiang Wang	Director	June 29, 2007
Yongqiang Wang

/s/Chris Wenbing Wang	Director	June 29, 2007
Chris Wenbing Wang

/s/ Changxin Li	Director	June 29, 2007
Changxin Li

/s/ Winfred Lee	Director	June 29, 2007
Winfred Lee